February 15, 2010

Via Facsimile and U.S. Mail

Mail Stop 4720

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Jeffrey Riedler, Assistant Director

Re:                             VIVUS, Inc.

Definitive Proxy Statement filed April 30, 2009

File No. 001-33389

Dear Mr. Riedler:

VIVUS, Inc. (the “Company”) provides this response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Definitive Proxy Statement filed April 30, 2009, which was furnished by your letter dated February 2, 2010 (the “Staff Letter”).  In response to the Staff’s comment, we have reproduced below the comment set forth in the Staff Letter and followed such comment with our response.  The numbered paragraph of this letter set forth below corresponds to the numbered paragraph of the Staff Letter.  References to “we”, “our” or “us” mean the Company or its advisors as the context may require.

Please note that the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Definitive Proxy Statement filed April 30, 2009

Compensation Discussion and Analysis, page 16

1.             SEC Comment — In response to prior comment 5, you state that in 2009, your general corporate performance objectives included your clinical development and regulatory goals for Qnexa and avanafil as well as financing objectives to fund your clinical and regulatory activities.  Please expand your draft disclosure to state your clinical and regulatory goals for Qnexa and avanafil.  For example, did your development and regulatory goals include the completion of a specific Phase 3 study or similar goal? Please also clarify whether you had any general corporate performance objectives other than your clinical/regulatory and financing objectives described above.  If you had other corporate performance objectives, your level of achievement and how the level of achievement will affect the actual bonuses to be paid.

VIVUS Response — Our primary corporate performance objectives for 2009 included goals related to ongoing later stage clinical and regulatory activities, raising financing and, although weighted minimally as compared to the other goals, achieving profitability of our commercial operations of MUSE.  Our primary clinical development goals for Qnexa, our investigational product candidate for the treatment of obesity, included completion of Phase 3 studies (OB-302 and OB-303) with the primary endpoints in those studies having been met and initiation of pre-clinical toxicology studies required in the European Union.  Our clinical development goals for avanafil, our investigational product candidate for the treatment of erectile dysfunction, included completion of enrollment for Phase 3 studies (TA-301, TA-302 and TA-314) as well as obtaining positive top-line data results in TA-301.  Our regulatory goal included completion and submission to the Food and Drug Administration of the New Drug Application for Qnexa as a treatment for obesity.  Additional corporate goals included raising a minimum of $50 million in financing and several lesser goals which were assigned minor weighting.  Accordingly, we propose to use disclosure substantially similar to the following in our Compensation Discussion and Analysis for our 2010 proxy statement to clarify our compensation policies in the area of cash bonuses:

Cash Bonuses

We award cash bonuses to our executive officers based on our overall corporate performance and achievement of general corporate performance objectives established by our Board of Directors.  The cash bonuses are discretionary and subjective and are based upon an end of the year assessment by the Compensation Committee.  The corporate performance and achievement of corporate objectives determines the percent of the eligible cash bonus to be paid to each executive officer.  Each executive officer’s individual performance is reviewed to determine how such executive officer’s performance contributed to our overall corporate performance and achievement of general corporate performance objectives.  The Compensation Committee uses this information to determine the executive officer’s cash bonus award.  For 2009, our primary focus has been our investigational drug development programs.  Accordingly, the general corporate performance objectives for 2009 were heavily weighted towards our clinical development and regulatory goals for our later stage investigational product candidates Qnexa (for the treatment of obesity) and avanafil (for the treatment of erectile dysfunction) as well as our corporate goal of closing a financing to fund our operations.  Our primary clinical development goals for Qnexa included completion of the Phase 3 clinical studies OB-302 and OB-303, having met the primary endpoints in those studies, and completion of pre-clinical toxicology studies required in the European Union for an application seeking marketing approval of Qnexa.  Our primary clinical development goals for avanafil included completion of enrollment in Phase 3 clinical studies TA-301, TA-302 and TA-314 and obtaining positive top-line data results in the TA-301 study.  Our regulatory goal for Qnexa was the completion and submission of the New Drug Application to the Food and Drug Administration.  Our corporate goals were significantly weighted towards the raising of a minimum of $50 million in financing, with the lesser goal of achieving profitability of our commercial operations of MUSE.  For 2009, the Compensation Committee determined that our overall corporate performance was excellent given that the clinical development and regulatory goals for both Qnexa and avanafil were achieved and that we were successful in raising more than $100 million through the sale of additional equity.  Accordingly, it was determined by the Compensation Committee that XX% of the eligible cash bonus percentages would be paid for 2009.  The Compensation Committee also determined that our Chief Executive Officer was eligible to receive a maximum cash bonus of up to XX% of his base salary, our Chief Financial Officer was eligible to receive a maximum cash bonus of up to XX% of his base salary and that our Vice Presidents were eligible to receive bonuses of up to XX% - XX% of their base salaries.  Based on the contributions of our Chief Executive Officer and Chief Financial Officer to the corporate performance and achievement of the corporate performance objectives, the Compensation Committee awarded cash bonuses to our Chief Executive Officer and Chief Financial Officer equal to XX% and XX% of their base salary compensation, respectively.

Cash bonuses are awarded on a discretionary and subjective basis, and the Compensation Committee may modify, eliminate or adjust corporate objectives at any time.

Your prompt attention to our response is greatly appreciated.  If you have any further questions or comments, please do not hesitate to contact me at (650) 934-5265.

Sincerely,

VIVUS, Inc.

/s/ Timothy E. Morris

Timothy E. Morris,
VP and Chief Financial Officer

cc:   Jennifer Riegel

Securities and Exchange Commission

Leland Wilson

Lee Perry

John Slebir

VIVUS, Inc.

Jon Layman

Wilson Sonsini Goodrich & Rosati